Mail Stop 6010
      November 9, 2005

Michael R. Davin
Cynosure, Inc.
5 Carlisle Road
Westford, MA 01886

Re:	Cynosure, Inc.
      Registration Statement on Form S-1
      Amendment No. 1
      Filed November 3, 2005
	File No. 333-127463

Dear Mr. Davin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1
Our Dual Class Capital Structure, page 4
1. Quantify the number of shares of common stock El.En. holds before the offering, and explain what El.En. will receive upon conversion.
It appears that it will hold 1,000,000 Class A shares, which it will sell in the offering, and 3,888,628 Class B shares.

Risk Factors - page 9
We man incur substantial expenses...- page 13

2. In connection with the second paragraph, please revise to clarify that the TCPA is a federal statute. Briefly describe who may seek enforcement of its provisions and the venue(s) in which remedies may be pursued.

Dilution, page 28

3. Please reconcile the disclosure in the dilution table with the disclosure in the first paragraph on page 83, where you state that in
May 2002 you sold 3,327,960 common shares for $11.3 million to El.En.

Litigation, page 70

4. We refer to the discussion of the litigation under the Telephone
Consumer Protection Act. Tell us why the notes to financial statements should not present separate disclosure about this matter.
Explain how you have considered the disclosure requirements of SFAS
5, SOP 94-6 and SAB Topic 5-Y.

Management - page 71

5. For Mr. Robinson and for Mr. Voijta, please clarify their business experience over that last five years by stating dates of employment or other business activity.

      You may contact Gary Todd at (202) 551-3605 if you have
questions regarding comments on the financial statements and related
matters.  Please contact Alan Morris at (202) 551-3601 or me at
(202)
551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
      					Assistant Director

cc.  Corey C. Dufresne (Wilmer Cutler-Boston)
Via FAX (617) 526-5000
Michael R. Davin
Cynosure, Inc.
November 9, 2005
Page 1